Exhibit 99.1

2018

General Stockholders' Meeting Manual

Extraordinary General Stockholders' Meeting
July 27, 2018

Time: 03:00 pm
Location: Auditorium of Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in São Paulo (SP)

Itaú Unibanco Holding S.A.

Itaú

Contents

1. Message from the Chairmen of the Board of Directors	03
2. Information on the Extraordinary General Stockholders’ Meeting	04
3. Convening Notice	05
4. Extraordinary General Stockholders’ Meeting to be held at 3:00 p.m.	06
1. Stock split	06
2. Increase in the limit of authorized capital	07
3. Installation of the Fiscal Council on a permanent basis	07
4. Amendment to the Bylaws	07
5. Consolidation of the Bylaws	07

ATTACHMENT I - Proposal to Amend the Company’s Bylaws	09
ATTACHMENT II - Proxy Template	18
A - Proxy Template for Holders of Common Shares	18
B - Proxy Template for Attorneys-In-Fact Provided by the Company for the Extraordinary General Stockholders’ Meeting (Holders Of Common Shares)	19
C -Information on Attachment 23 to CVM Instruction No. 481/09	21

ATTACHMENT III - Remote Voting Form	23

Itaú Unibanco Holding S.A.

1. Message from the Chairmen of the Board of Directors

São Paulo, June 27, 2018.

Dear Stockholders,

We would like to invite you to read our Extraordinary General Stockholders’ Meeting Manual, the main proposals of which are (i) the split of the Company’s shares and (ii) the installation of the Fiscal Council on a permanent basis. These proposals are aimed at strengthening our practices to create value for our stockholders as well as the soundness of our corporate governance.

We propose the split by 50% of the book-entry shares of our capital stock. As a consequence, our stockholders will receive one new share for each two shares of the same type they hold. We believe that the trading at a more accessible level, combined with a higher number of outstanding shares, potentially generates more business and higher financial volume, which can result in the creation of value for our stockholders. The new shares will be freely distributed and will benefit stockholders in proportion to their stockholding position prior to the split. The monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid to stockholders will be increased by 50%.

With a view to continuously develop our governance practices, we propose to formalize the installation of our Fiscal Council on a permanent basis. The main duties of this body are to supervise the activities of our management, examine our statements and issue an opinion on such financial statements.

The Fiscal Council is elected by the Stockholders’ Meeting and works independently from management, our external auditors and the Audit Committee. Although its permanent installation is not legally mandatory, the Fiscal Council has been operating on a non-stop basis since 2000.

We encourage the participation of all in our Extraordinary General Stockholders’ Meeting, which will be held on July 27, 2018, and we appreciate the forwarding of suggestions, whether in the context of the Meeting or at any time.

Enjoy your reading!

Yours faithfully,

Roberto Setubal	Pedro Moreira Salles
Co-Chairman of the Board of Directors	Co-Chairman of the Board of Directors

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2. Information on the Extraordinary General Stockholders’ Meeting

Date

The Extraordinary General Stockholders’ Meeting will be held on July 27, 2018.

Opening quorum

The Extraordinary General Stockholders´ Meeting will be open on first call, with the attendance of Stockholders representing at least two-thirds (2/3) of voting capital (common shares), in accordance with Article 135, head provision, of the Brazilian Corporate Law, considering the proposals to amend the Bylaws.

We clarify that in case of insufficient quorum to open the Meeting on first call, a new call by convening notice will be disclosed on a timely basis, provided that the Meeting will be held at least eight (8) days after a new convening notice is released, pursuant to Article 124, paragraph 1, item II, of the Brazilian Corporate Law. This Meeting will be opened on second call with any number of Stockholders holding common shares.

Venue and time

The General Stockholders’ Meeting will be held in the Auditorium of Centro Empresarial Itaú Unibanco, at 3:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

Convening notice

The Convening Notice included in item 3 hereof will be published on June 28, 29 and 30, 2018 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on June 28 and 29 and July 2, 2018 in the Valor Econômico newspaper, being also available on the Investor Relations website (www. itau.com.br/investor-relations).

Documents available to Stockholders

The documents to be reviewed at the Meeting (Convening Notice, Proposal to Amend the Company’s Bylaws, Proxy Template and Remote Voting Form) are available to Stockholders on the Company’s Investor Relations website (www. itau.com.br/ investor-relations), as well as on the websites of the CVM (www. cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of said documents by email relacoes.investidores@itau-unibanco.com.br.

Proxies

In order to assist the Stockholders who decide to take part in the General Meeting represented by attorneys-in-fact, we present Attachment II - A “Proxy Template for Holders of Common Shares”.

Alternatively, the Company will make available three (3) attorneys-in-fact suited to represent the Stockholder at the Meeting, who will vote in strict accordance with the voting instruction granted by the Stockholder, in the form of Attachment II - B “Proxy Template for Attorneys-in-Fact Provided by the Company (for holders of common shares)”. Information on the proxy request, pursuant to Attachment 23 to CVM Instruction No. 481/09, is included in Attachment II – C hereto.

In order to facilitate the conduction of the General Stockholders’ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12:00 pm of July 25, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, 3° andar - Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br

Remote voting form

The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No. 481/09, as amended, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting:

• by remote voting form sent directly to the Company, in conformity with Attachment III hereto; or

• by form completion instructions transmitted to service providers, as follows:

a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the form directly to the Company

Any Stockholder choosing to exercise their remote voting right may do so by forwarding the documentation below directly to the Company:

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(i)	a hardcopy of Attachment III hereto duly filled, initialized signed (there is no need to have the signature notarized by a public notary’s office, the consularization and sworn translation of documents in foreign languages); and

(ii)	ID document – for Legal Entities: notarized copy of the articles of association/Bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives (and the proxy in the case of management representatives); and for Individuals: notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled, and to be accompanied by the respective sworn translation.

If he/she so prefer, Stockholder may send digital copies of the documents referred to in (i) and (ii) above to the email drinvest@ itau-unibanco.com.br, and, in this case, he/she should also send the hardcopy of the voting form and the notarized copy of other required documents up to July 20, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar – Parque Jabaquara, São Paulo (SP) - CEP 04344-902

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Alternatively, Stockholder may choose to exercise his/her remote voting right through service providers, transmitting their voting instruction to their custody agents or the bookkeeper, subject to the rules determined by them. Stockholders should contact the custody agent or the bookkeeper to check out the procedures established by them, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on the website: http://www.itau.com.br/securitiesservices/assembleiadigital/

ITAÚ CORRETORA DE VALORES S.A.

3003-9285 (capital city and metropolitan regions)

0800 7209285 (other locations)

Client Service opens on business days from 9:00 a.m. to 6:00 p.m. Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholder should transmit the form completion instructions to service providers by July 20, 2018, unless otherwise indicated by them.

Communication channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link “Contact IR” on the Investor Relations website (http://www. itau.com.br/investor-relations/itau-unibanco/contact-ir). In the field “Subject”, Stockholders should select the option “Recommendations to the Board of Directors to Stockholders´ Meeting”.

3. Convening Notice

EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Extraordinary General Stockholders’ Meeting to be held on July 27, 2018 at 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and State of São Paulo, with the purpose to resolve upon:

1.	the stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares – as a consequence, stockholders will receive one (1) new share for each two (2) shares of the same type they own and, in the foreign market, investors will receive one (1) new ADR (American Depositary Receipt) for each two (2) ADRs they own, so that the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company for one (1) ADR;

2.	the increase in the limit of authorized capital in proportion to the stock split by 50% in shares so that the Company can be authorized to increase the capital, upon a resolution of the Board of Directors, regardless of amendments to the Bylaws, up to the limit of thirteen billion, one hundred seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are preferred shares;

3.	the installation of the Fiscal Council on a permanent basis;

4.	the amendment of the Bylaws to (i) record the new composition of the capital stock in Article 3, head provision; (ii) record the new limit of authorized capital in item 3.1.; and (iii) provide for the permanent operation of the Fiscal Council in Article 11; and

5.	the consolidation of the Bylaws with the amendments mentioned in item “4” above.

The full description of the matters proposed, as well as their justification, Manual.

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The documents to be reviewed at the Meeting are available to Stockholders on the Company’s Investor Relations website (www. itau.com.br/investor-relations), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br).

In order to exercise their rights, Stockholders must attend the General Stockholder Meeting bearing their identity document.

The Stockholders may be represented in General Stockholders’ Meeting by an attorney-in-fact pursuant to Article 126 of Law 6,404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of their power of attorney (we require that any documents issued abroad to be consularized or apostilled and to be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a Lawyer.

a)	Legal Entities in Brazil: a notarized copy of the articles of association/Bylaws of the represented legal entity, proof of election of management members and the corresponding power of attorney with signature notarized by a public notary’s office.

b)	Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office.

In order to facilitate the conduction of the Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12:00 pm of July 25, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar – Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or email to drinvest@itau-unibanco.com.br.

To encourage Stockholders´ participation at the General Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction No. 481/09, as amended, enabling Stockholders to send remote voting forms (i) directly to the Company, or (ii) to their respective custody agents, in case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the General Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onward.

São Paulo (SP), June 27, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

4. Resolutions – Extraordinary General Stockholders’ Meeting to be held at 3:00 p.m.

1. Stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares. As a consequence, stockholders will receive one (1) new share for each two (2) shares of the same type they own. The capital stock will be comprised of 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares.

1.1	The purpose of this stock split is to increase the liquidity of the shares as a result of the adjustment of their price in the market since the trading at a more accessible level, combined with a higher number of outstanding shares, potentially generates more business and higher financial volume, resulting in the creation of value for stockholders. The new shares will be freely distributed and will benefit stockholders in proportion to their equity investment held prior to the split.

1.2	The base date of the right to the stock split will be announced to the market by the Company after the approval of the resolutions by the Central Bank of Brazil (“BACEN”). Accordingly, the Company shares will continue, until the date to be announced on a timely basis, to be traded with the right to the stock split and, only after such date, will they be traded ex-rights to the split.

1.3	The new split shares will be fully entitled to the earnings that may be declared after the date of the inclusion of these shares in the stockholding position, as described in item “1.2” above, under the same terms as the common and preferred shares of the Company, as applicable.

1.4	The monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid by the Company to stockholders will be increased by fifty percent (50%) after the inclusion of the split shares in the stockholding position. The minimum annual dividend ensured to the preferred shares will be maintained at R$ 0.022 per share.

1.5	The stock split will be always carried out in whole numbers. After the approval of the resolutions by BACEN, the Company will determine a period no shorter than thirty (30) days for the stockholders who wish to transfer the fractions of shares arising from the split. Once this period elapses, any remaining shares arising from the fractions of shares will be separated, grouped in whole numbers and sold on the B3 S.A., Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC) and the net amount determined will be made available to the stockholders of these fractions. The Company will provide further details on the above mentioned procedure on a timely manner.

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1.3	In the international market, concurrently with the operation in the Brazilian market and in the same proportion, the securities traded on the U.S. market (ADR - American Depositary Receipt) will also be split by 50% so that the investors will receive one (1) new ADR for every two (2) ADRs that they hold on the base date. Accordingly, the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company to one (1) ADR.

2. Increase in the limit of authorized capital, in proportion to the stock split by 50% in shares – the expectation is that the limit of the authorized capital is increased so that the Company can be authorized to increase the capital, upon a resolution of the Board of Directors, regardless of amendments to the Bylaws, up to the limit of 13,176,900,000 shares, of which 6,588,450,000 are common shares and 6,588,450,000 are preferred shares.

3. Installation of the Fiscal Council on a permanent basis, considering that this body has been installed on a non-stop basis since 2000 and this is a good corporate governance practice that the Company does not intend to discontinue.

4. Amendment to Bylaws to:

i)	reflect the new composition of the capital stock in Article 3, head provision, as a result of the increase in the number of shares issued by the Company, driven by the stock split, as proposed in item “1” above.

ii)	reflect the new limit of the authorized capital of the Company in item 3.1 of the Bylaws, according to the terms of the proposal described in item “2” above; and

iii)	provide for the permanent operation of the Fiscal Council, amending Article 11.

5. Consolidation of the Bylaws with the amendments mentioned in item “4” above.

A copy of the Bylaws containing the proposed amendments duly highlighted, as well as a report detailing the origin and justification for these amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment I to this document.

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ATTACHMENT I

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION No. 481/09

Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of Article 3, head provision; of item 3.1, and of Article 11 of the Bylaws, as approved by the Board of Directors and subject to the resolution of the Company’s Extraordinary General Stockholders’ Meeting convened for July 27, 2018.

(I) STOCK SPLIT

According to the Material Fact disclosed on May 24, 2018, the Company’s management proposes a stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares. As a consequence, stockholders will receive one (1) new share for each two (2) shares of the same type they own. Accordingly, an amendment to Article 3, head provision, of the Bylaws is being proposed to reflect the new composition of capital stock. New shares will be delivered to the Stockholders and, therefore, the Company’s equity will be divided into a higher number of shares. The monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid by the Company to Stockholders will be increased by fifty percent (50%) after the inclusion of the split shares in the stockholding position. In addition to increasing the monthly dividend amount, the operation will permit trading at a more accessible level, combined with a higher number of outstanding shares, potentially generating more business and higher financial volume, which may result in the creation of value for Stockholders.

(II) INCREASE IN THE LIMIT OF AUTHORIZED CAPITAL

In proportion to the stock split by 50% in shares, the proposal is that the limit of the authorized capital is increased so that the Company can be authorized to increase the capital, upon a resolution of the Board of Directors, regardless of amendments to the Bylaws, up to the limit of thirteen billion, one hundred and seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are preferred shares. Accordingly, the proposal is to amend item 3.1 of the Bylaws to provide for the new authorized capital limits. Such rule does not have immediate economic effect on the Company that, however, continues with the prerogative of keeping the same levels of authorized capital limits existing before the stock split.

(III) PERMANENT FISCAL COUNCIL

Considering that the Fiscal Council has been installed on a non-stop basis since 2000 and this is a good corporate governance practice that the Company does not intend to discontinue, management proposes that the Fiscal Council operates on a permanent basis, therefore amending Article 11 of the Bylaws. This amendment will bring no economic or legal effects for the Company, since the Fiscal Council has already been installed on an annual basis.

(IV) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) TO (III) ABOVE

Current Wording	Proposed Wording
Article 1 - DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.

Article 3 - CAPITAL AND SHARES - The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 6,582,307,543 (six billion, five hundred eighty-two million, three hundred seven thousand, five hundred forty- three) book-entry shares with no par value, being 3,351,744,217 (three billion, three hundred fifty-one million, seven hundred forty-four thousand, two hundred seventeen) common and 3,230,563,326 (three billion, two hundred thirty million, five hundred sixty-three thousand, three hundred twenty-six) preferred shares, the later having no voting rights but with the following advantages:	Article 3 - CAPITAL AND SHARES - The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and 4,845,844,989 (four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s
I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split;
II – in the event of a sale of the company’s controlling

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stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.	controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.
3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 8,784,600,000 (eight billion, seven hundred eighty-four million, six hundred thousand) shares, being 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) common and 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).	3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, being 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).
3.2. Purchase of Shares Option - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.	Unchanged.
3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.	Unchanged.
3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.	Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
Article 4 - GENERAL MEETING - The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.	Unchanged.
4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.

4.3. - The following is the exclusive prerogative of the General Meeting:

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any

Unchanged.

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other forms of corporate reorganization involving the

company;

f) decide on retained profits or the constitution of reserves; and

g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.	Unchanged.
5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).	Unchanged.
5.2. Management Compensation - Management shall receive both compensation and profit sharing pursuant to the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers.	Unchanged.
Article 6 – BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice- Chairmen chosen by the Directors from among their peers.	Unchanged.
6.1. The positions of Chairman or Co-Chairmen of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.	Unchanged.
6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy.	Unchanged.
6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors.	Unchanged.
6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors.	Unchanged.
6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members.	Unchanged.
6.5. The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the	Unchanged.

p.11

date of the investiture of the existing members’ successors.
6.6. No individual may be elected to the position of member of the Board of Directors who is 70 (seventy) years of age on the date of his/her election.	Unchanged.
6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually, and extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.	Unchanged.
6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes.	Unchanged.

6.8. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company's Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi- annual balance sheet;

X. to make decisions on payment of interest on capital;

XI. to decide on buy-back operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either cancellation or sale of these shares;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV. to elect and remove the members of the Audit Committee and the Compensation Committee;

XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports;

XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as

Unchanged.

p.12

well as to examine any circumstances that may

compromise their independence;

XVII. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet;

XVIII. to state a position on the public offerings of shares or other securities by the company;

XIX. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.

XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario.

Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged.
7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas.	Unchanged.

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates;

b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

Unchanged.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged.
7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment.	Unchanged.
7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3.	Unchanged.
7.1.5. The Audit Committee members shall remain in their positions until their successors take office.	Unchanged.
7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit;	Unchanged.

p.13

and IV) the quality and efficacy of the internal controls and risk management systems.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.
7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi- annual report shall be prepared at the end of the first half of each fiscal year.	Unchanged.
7.4.1. The summary of the Audit Committee’s Report, providing the main data, shall be published together with the financial statements.	Unchanged.
Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.	Unchanged.
8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.	Unchanged.
8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.	Unchanged.
8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.	Unchanged.

8.2. It is incumbent on the Compensation Committee to

I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II. supervise the implementation and operating of the

compensation policy for the company’s members of

management;

III. review annually the compensation policy for the

members of management of the company,

Unchanged.

p.14

recommending its correction or improvement to the Board of Directors;

IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V. evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.

8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.	Unchanged.
8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.	Unchanged.
8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.	Unchanged.
Article 9 – BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors.	Unchanged.
9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions.	Unchanged.
9.2. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one Director-General or by the Vice President appointed by him/her.	Unchanged.
9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged.
9.4. The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.
9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.	Unchanged.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of	Unchanged.

p.15

guarantees on behalf of third parties; (ii) transact and waive rights and be able to without restriction as to the provision in subparagraph XVI of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and

(iv) constitute proxies.

10.1. In case of the caption sentence, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.	Unchanged.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer.	Unchanged.
10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item10.1.1.	Unchanged.
10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged.
10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.	Unchanged.
10.3. The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.	Unchanged.
Article 11 – FISCAL COUNCIL - The company will have a Fiscal Council, to function on a nonpermanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.	Article 11 – FISCAL COUNCIL - The company will have a Fiscal Council, to function on a permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.
Article 12 – FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.	Unchanged.
Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:	Unchanged.
13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged.

13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I);

b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

Unchanged.

p.16

13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, « ad referendum » of the General Meeting.	Unchanged.
Article 14 – MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of subparagraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law.	Unchanged.
14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.
14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.	Unchanged.
Article 15 - STATUTORY RESERVE - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus.	Unchanged.

15.1. The Reserve will be made up with funds:

a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No.6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and

d) originating from the credits corresponding to interim dividend payments (item 14.1).

Unchanged.
15.2. The balance of this reserve, added to the balance of the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.	Unchanged.
15.3. The reserve will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders.	Unchanged.
Article 16 – BENEFICIAL OWNERS - The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
Article 17 – LISTING SEGMENT - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3 the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).	Unchanged.

p.17

ATTACHMENT II- A

PROXY TEMPLATE

FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Individual Taxpayers’ Registry of the Ministry of Finance(CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Extraordinary General Stockholders’ Meeting of the Company, which will be held on July 27, 2018, 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to be present at the General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received sufficiently specific voting instruction.

This proxy is effective for [•] days counted as from this date.

[City],____________, 2018.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION

At the Extraordinary General Stockholders’ Meeting:

1 – Carry out a stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – Increase the limit of the authorized capital, in the same proportion of the stock split:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Install the Fiscal Council on a permanent basis:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4 – Amend the Bylaws to:

(i) Reflect the new composition of the capital stock:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(ii) Reflect the new limit of the authorized capital:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.18

(iii) Provide for the permanent operation of the Fiscal Council:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5 - Consolidate the Bylaws, with the amendments mentioned in item “4” above and the resulting necessary adjustments to the wording:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

ATTACHMENT II – B

PROXY TEMPLATE

FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR

THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING (HOLDERS OF COMMON SHARES)

At the Extraordinary General Stockholders’ Meeting

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Individual Taxpayers’ Registry of the Ministry of Finance (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco Holding S.A. (“Company”), appoint as my proxy(ies):

•	Alexandre Dutra Lopes, Brazilian, married, attorney, RG-SSP/SP No.24.493.483-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 157.445.508-79, OAB/SP nº 188.414, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary General Stockholders’ Meeting of the Company, to be held on July 27, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to APPROVE the matters contained in the agenda, in accordance with the voting instruction below.
•	Nathalie Kfouri, Brazilian, single, attorney, RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB/SP No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary General Stockholders’ Meeting of the Company, to be held on July 27, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to REJECT the matters contained in the agenda, in accordance with the voting instruction below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled with the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary General Stockholders’ Meeting of the Company, to be held on July 27, 2018, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instruction below.

The proxy shall have restricted powers, namely to be present at the Extraordinary General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instruction and shall vote in accordance with the number of common shares held by the Grantor.

This proxy shall be valid for this Company’s Extraordinary General Stockholders’ Meeting only.

São Paulo,__________, 2018.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION - Extraordinary General Stockholders’ Meeting

p.19

Tick the option you want:

1 – Carry out a stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – Increase the limit of the authorized capital, in the same proportion of the stock split:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – Install the Fiscal Council on a permanent basis:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4 – Amend the Bylaws to:

(i) Reflect the new composition of the capital stock:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(ii) Reflect the new limit of the authorized capital:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(iii) Provide for the permanent operation of the Fiscal Council:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5 - Consolidate the Bylaws, with the amendments mentioned in item “4” above and the resulting necessary adjustments to the wording:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.20

ATTACHMENT II – C

INFORMATION ON ATTACHMENT 23 TO CVM INSTRUCTION No. 481/09

1. Inform the name of the company

Itaú Unibanco Holding S.A.

2. Inform the matters for which the proxy is being requested

Matters indicated in the Convening Notice pertaining to this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address

Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b. Since when you are a stockholder of the Company

Not applicable.

c. Number and percentage of shares of each type and class of ownership

Not applicable.

d. Number of shares taken in a loan

Not applicable.

e. Total exposure in derivatives denominated in shares of the Company

Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

Attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meeting, without any special interest in the approval of the matters.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform whether (a) the Company has defrayed the costs of requesting a proxy or (b) its originators will seek reimbursement of costs from the Company

The cost of requesting a proxy was fully covered by the Company.

7. Inform:

a) the address to which the proxy should be sent after it is signed;

p.21

In order to facilitate the conduction of the General Stockholders’ Meeting, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12 noon of July 25, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, 3º andar - Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br.

b) in the event the Company accepts proxies via the World Wide Web, the instructions to grant the proxy;

The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No. 481/09, as amended, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be resolved on at the Meeting:

•	by remote voting form sent directly to the Company, in conformity with Attachment III hereto; or

•	by form completion instructions transmitted to service providers, as follows:

a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the form directly to the Company

Any Stockholder choosing to exercise their remote voting right may do so by forwarding the documentation below directly to the Company:

(i)	a hardcopy of Attachment III hereto duly filled, initialized and signed (there is no need to have the signature notarized by a public notary’s office, the consularization and sworn translation of documents in foreign languages); and

(ii)	ID document – for Legal Entities: notarized copy of the articles of association/Bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives (and the proxy in the case of management representatives); and for Individuals: notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled, and to be accompanied by the respective sworn translation.

If he/she so prefer, Stockholder may send digital copies of the documents referred to in (i) and (ii) above to the email drinvest@itau-unibanco.com.br, and, in this case, he/she should also send the hardcopy of the voting form and the notarized copy of other required documents up to July 20, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the Stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, transmitting their voting instruction to their custody agents or the bookkeeper, subject to the rules determined by them. Stockholders should contact the custody agent or the bookkeeper to check out the procedures established by them, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on the website: http://www.itau.com.br/securitiesservices/assembleiadigital/

ITAÚ CORRETORA DE VALORES S.A.

3003-9285 (capital city and metropolitan regions)

0800 7209285 (other locations)

Client Service opens on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to service providers by July 20, 2018, unless otherwise indicated by them.

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ATTACHMENT III

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ITAU UNIBANCO HOLDING S.A. to be held on 07/27/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

- If the Stockholder chooses to exercise his/her remote voting right, according to CVM Instruction No. 481/09, at the Extraordinary General Stockholders’ Meeting of Itaú Unibanco Holding S.A. of July 27, 2018, which proposals were prepared by the Management members of the Company and details included in the General Stockholders’ Meeting Manual, available on the websites of the Company’s investor relations (www.itau.com.br/investor-relations), CVM (www.cvm.gov.br) and B3 (www.b3.com.br), it is mandatory that this form is fully completed.

- All form pages must be initialized.

- At the end, the Stockholder or his/her legal representative(s), as the case may be and according to current legislation in force, must sign the form.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company up to July 20, 2018, by forwarding the documentation below:

(i) A hardcopy of this document duly completed, initialized and signed (there is no need for consularization and sworn translation of documents in foreign languages ); and

(ii) ID document – for Legal Entities: notarized copy of the articles of association/ corporate bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives (and the proxy in case of management representatives); and for Individuals: notarized copy of the ID document bearing the Stockholder’s picture. Documents produced abroad are required to be consularized or apostilled and to include the respective sworn translation.

If he/she so prefers, the Stockholder may forward the digital copies of the documentation referred to in (i) and (ii) above by email and, accordingly, he/she will also have to forward the original copy of the voting form and the notarized copy of other required documents up to July 20, 2018.

Upon receipt of the documentation referred to in (i) and (ii) above, the Company will inform the Stockholder it has received and accepted such documentation, in accordance wi th CVM Instruction No. 481/09. This information will be sent to the Stockholder at the electronic address stated in the voting form.

Alternatively, the Stockholder may choose to exercise his/her remote voting right through service providers, by transmitting the voting instruction to their custody agent or bookkeeper, subject to the rules determined by them. The Stockholder should contact his/her custody agent or bookkeeper to check the procedures determined by these agents, as well as the documents requested accordingly.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Mailing address:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar
Parque Jabaquara, in São Paulo (SP) - CEP 04344-902

Electronic address: drinvest@itau-unibanco.com.br

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website the Stockholder have to register and have a digital certificate. Information on registration and the step-by-step for issuing the digital certificate are described on the web site:
http://www.itau.com.br/securitiesservices/assembleiadigital/

ITAÚ CORRETORA DE VALORES S.A.
Stockholders service:
Avenida Brigadeiro Faria Lima, 3.500, 3o. andar – São Paulo (SP)
3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br
Contact person: Leandro Biggi

Stockholders should transmit the form completion instructions to service providers by July 20,

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DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ITAU UNIBANCO HOLDING S.A. to be held on 07/27/2018

2018, unless otherwise indicated by them.
Resolutions concerning the Extraordinary General Meeting (EGM)
Simple Resolution
1. Carry out a stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares:

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
2. Increase the limit of the authorized capital, in the same proportion of the stock split:

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
3. Install the Fiscal Council on a permanent basis:

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
4. Amend the Bylaws to:

Reflect the new composition of the capital stock:

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
5. Reflect the new limit of the authorized capital:

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
6. Provide for the permanent operation of the Fiscal Council:

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution
7. Consolidate the Bylaws, with the amendments mentioned above and the resulting necessary adjustments to the wording:

☐ Approve ☐ Reject ☐ Abstain

City :

Date :

Signature :

Shareholder's Name :

Phone Number:

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